787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

November 12, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Anchor Series Trust
Securities Act File No. 002-86188
Investment Company Act File No. 811-03836

Ladies and Gentlemen:

On behalf of Anchor Series Trust (the “Registrant”), and pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), I hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 61 to the Registrant’s Registration Statement under the 1933 Act and Amendment No. 61 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “Amendment”).

The purpose of the Amendment is to reflect a change in the name of Multi-Asset Portfolio (the “Fund”), a series of the Registrant, to the “SA BlackRock Multi-Asset Income Portfolio,” along with certain changes to the Fund’s investment goal, principal investment strategy and principal investment techniques and corresponding changes to the Fund’s risks.

It is proposed that the Amendment will become effective 60 days after filing pursuant to Rule 485(a)(1) under the 1933 Act on January 12, 2015.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck

Elliot J. Gluck

Enclosures

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Thomas D. Peeney, Esq., SunAmerica Asset Management, LLC
Margery K. Neal, Esq., Willkie Farr & Gallagher LLP

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